Castmor Resources Ltd
           4620 Manilla Road SE, Suite 10, Calgary, Alberta  T2G 4B7
                 Tel:  (403) 561-8907     Fax:  (403) 451-1661


                                                                    July 3, 2008


VIA EDGAR

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Laura Nicholson

Re:     Castmor Resources Ltd.
        Application for Withdrawal of Registration Statement on Form 10 (No. 001-34039) filed on May 1, 2008


Ladies and Gentlemen:

Castmor Resources Ltd., a Nevada corporation (the "Registrant"), hereby makes this application to withdraw the Registration Statement on Form 10, File No. 001-34039, filed by the Registrant on May 1, 2008, with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), together with all exhibits thereto (the "Registration Statement"). The Commission has not declared the Registration Statement effective. The Registration Statement is being withdrawn because the Registrant inadvertently filed it on EDGAR under Section 12(b) of the Exchange Act rather than under Section 12(g).

Immediately following this withdrawal, the Registrant will file a Registration Statement on Form 10 under Section 12(g) of the Exchange Act dated as of the date hereof.

The undersigned, on behalf of the Registrant, respectfully requests the Commission to grant the application of the Registrant to have the Registration Statement withdrawn and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the registrant, the Commission consenting thereto."

If you have any questions or comments relating to this request for withdrawal, please contact Thomas Mills, counsel for Castmor Resources Ltd., at (778) 846-3255.

Very truly yours,

CASTMOR RESOURCES LTD.



By:/s/ Fidel Thomas
Fidel Thomas, President